November 18, 2010

By Edgar and Fax

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Fax: (202) 772-9198

Attn:     Laura Crotty

Re:	Helix BioMedix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 24, 2010
File No. 033-20897

Ladies and Gentlemen:

On behalf of Helix BioMedix, Inc. (the “Company”), we submit this letter to you in connection with comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing, received by the Company by letter dated November 3, 2010. Per a telephone conversation on November 16, 2010 between Laura Crotty of the Staff and myself, this letter serves to advise the Staff that the Company expects to provide a response to the November 3, 2010 letter on or before December 3, 2010. Please do not hesitate to call me at (206) 676-7018 regarding this matter.

Sincerely,

SUMMIT LAW GROUP a professional limited liability company

/s/ Cy Hersch

Cy Hersch